UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 6, 2024 announcing results for the quarter ended September 30, 2024
●	Third quarter 2024 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Strong Third Quarter 2024 Financial Results

Maintaining Adj. EBITDA guidance of $150-170 million

●	Recorded improved adjusted EBITDA of $60 million for the third quarter of 2024
●	Positive net cash position of $32 million and adjusted gross debt of $89 million
●	U.S. Department of Commerce announced duties on Russian, Brazilian, Kazakhstan and Malaysian FeSi imports
●	Paid quarterly cash dividend of $0.013 per share in September; next dividend of $0.013 per share on December 27
●	Repurchased shares during the third quarter and implemented a 10b5-1 plan
●	Preparing to issue ESG report highlighting the company’s 2030 decarbonization targets and other milestones

LONDON, November 6, 2024 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announces financial results for the third quarter of 2024.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q3 2024	Q2 2024	Q/Q	Q3 2023	Y/Y	YTD 2024	YTD 2023	Y/Y

Sales	$433.5	$451.0	(4%)	$416.8	4%	$1,276.4	$1,274.1	0%
Net income	$18.8	$34.9	(46%)	$40.9	(54%)	$51.7	$93.8	(45%)
Adjusted diluted EPS	$0.11	$0.13	(13%)	$0.27	(59%)	$0.25	$0.63	(60%)
Adj. EBITDA	$60.4	$57.7	5%	$104.5	(42%)	$144.0	$254.9	(44%)
Operating cash flow	$11.1	$2.0	454%	$(8.7)	227%	$211.2	$149.6	41%
Capital expenditures[1]	$21.2	$21.9	(3%)	$19.4	9%	$61.2	$60.9	1%
Free cash flow[2]	$(10.0)	$(19.9)	49%	$(28.1)	64%	$149.9	$88.7	69%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Despite the market headwinds, third quarter results were in line with our expectations with adjusted EBITDA of $60 million, slightly higher than in the second quarter, while volumes were impacted by soft demand. We are taking appropriate actions to reduce production in response to current demand trends. We are optimistic that demand will improve in 2025 as the year progresses.

“We see significant potential in 2025 in the U.S. ferrosilicon market. The US Department of Commerce has imposed final anti-dumping and countervailing duties of 283% and 748%, respectively, on all Russian ferrosilicon imports. On November 1, the U.S. Department of Commerce announced preliminary anti-dumping duties on Brazil, Kazakhstan, and Malaysia, ranging from 1% to 22%. In addition, preliminary countervailing duties ranging from 2.4% to 61.7% were announced in September against Brazil, Kazakhstan and Malaysia.

“As part of our next ESG Report, we will announce a decarbonization objective of reducing scope 1 and 2 carbon emissions by at least 26% by 2030 from a 2020 baseline as part of our goal to enhance sustainability and transparency,” concluded Dr. Levi.

Consolidated Sales

In the third quarter of 2024, Ferroglobe reported net sales of $433.5 million, a decrease of 3.9% over the prior quarter and an increase of 4.0% from the comparable prior year period. This decrease over the prior quarter is primarily attributable to lower sales volumes in our portfolio products, partially offset by higher pricing in silicon metal and manganese-based specialty alloys. Silicon metal, silicon-based alloys and manganese-based alloys declined in sales by $10.4 million, $3.5 million and $8.4 million, respectively.

Product Category Highlights

Silicon Metal

($,000)	Q3 2024	Q2 2024	% Q/Q	Q3 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	56,910	62,872	(9.5)%	57,031	(0.2)%	172,965	144,624	19.6%
Average selling price ($/MT):	3,401	3,244	4.8%	3,481	(2.3)%	3,268	3,834	(14.8)%

Silicon Metal Revenue	193,551	203,957	(5.1)%	198,525	(2.5)%	565,250	554,488	1.9%
Silicon Metal Adj.EBITDA	40,554	34,584	17.3%	80,823	(49.8)%	91,209	194,347	(53.1)%
Silicon Metal Adj.EBITDA Margin	21.0%	17.0%		40.7%		16.1%	35.0%

Silicon metal revenue in the third quarter was $193.6 million, a decrease of 5.1% over the prior quarter and a decrease of 2.5% from the comparable prior period. Average realized selling price increased by 4.8%, and shipments decreased due to lower volumes in EMEA and the U.S. The adjusted EBITDA for silicon metal increased 17.3% to $40.6 million during the third quarter, compared with $34.6 million for the prior quarter. The improvement in adjusted EBITDA margin in the quarter was mainly driven by higher average selling price and energy compensation in France.

Silicon-Based Alloys

($,000)	Q3 2024	Q2 2024	% Q/Q	Q3 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	45,489	46,953	(3.1)%	46,427	(2.0)%	143,613	144,984	(0.9)%
Average selling price ($/MT):	2,237	2,241	(0.2)%	2,475	(9.6)%	2,221	2,645	(16.0)%

Silicon-based Alloys Revenue	101,759	105,222	(3.3)%	114,907	(11.4)%	318,964	383,483	(16.8)%
Silicon-based Alloys Adj.EBITDA	2,356	10,199	(76.9)%	25,402	(90.7)%	26,967	79,138	(65.9)%
Silicon-based Alloys Adj.EBITDA Margin	2.3%	9.7%		22.1%		8.5%	20.6%

Silicon-based alloy revenue in the third quarter was $101.8 million, a decrease of 3.3% over the prior quarter and a decrease of 11.4% from the comparable prior period. Shipments decreased by 3.1%, which was attributable to demand weakness. Adjusted EBITDA for the silicon-based alloys decreased to $2.4 million in the third quarter of 2024, a decrease of 76.9% compared with $10.2 million for the prior quarter. Adjusted EBITDA margin decreased mainly due to cost deterioration attributed to volume declines, lower fixed cost absorption and decreasing efficiency.

Manganese-Based Alloys

($,000)	Q3 2024	Q2 2024	% Q/Q	Q3 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	64,495	81,464	(20.8)%	56,399	14.4%	208,279	165,839	25.6%
Average selling price ($/MT):	1,391	1,204	15.5%	1,046	33.0%	1,221	1,198	1.9%

Manganese-based Alloys Revenue	89,713	98,083	(8.5)%	58,993	52.1%	254,309	198,675	28.0%
Manganese-based Alloys Adj.EBITDA	27,854	13,832	101.4%	11,000	153.2%	47,206	14,107	234.6%
Manganese-based Alloys Adj.EBITDA Margin	31.0%	14.1%		18.6%		18.6%	7.1%

Manganese-based alloy revenue in the third quarter was $89.7 million, a decrease of 8.5% over the prior quarter and an increase of 52.1% from the comparable prior period. The average realized selling price increased by 15.5% and total shipments decreased by 20.8%. Adjusted EBITDA for the manganese-based alloys portfolio increased to $27.9 million in the third quarter of 2024, an increase of 101.4% compared with $13.8 million for the prior quarter. The increase in adjusted EBITDA margin was mainly driven by higher sales prices and the energy compensation in France in the third quarter of 2024.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $256.2 million in the third quarter of 2024 versus $264.3 million in the prior quarter, a decrease of 3.1%. As a percentage of sales, raw materials and energy consumption for production was 59% in the third quarter of 2024, equivalent to the prior quarter.  Cost improvement compared to the previous quarter was driven by a decrease in  energy costs in France and Spain and lower raw material prices, primarily manganese ore.

Net  Income Attributable to the Parent

In the third quarter of 2024, net income attributable to the parent was $18.8 million, or $0.10 per diluted share, compared to a net income attributable to the parent of $34.9 million, or $0.18 per diluted share in the second quarter. The Company reported adjusted diluted earnings per share of $0.11 for the third quarter, compared with adjusted earnings per share of $0.13 per share in the prior quarter.

Adjusted EBITDA

In the third quarter of 2024, adjusted EBITDA was $60.4 million, or 13.9% of sales, an increase of 1% compared to adjusted EBITDA of $57.7 million, or 12.8% of sales, from the second quarter of 2024. This was mainly driven by stronger pricing.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q3 2024	Q2 2024	$	%	Q3 2023	$	Y/Y

Total Cash[1]	$120.8	$144.5	(23.7)	(16%)	$166.0	(45.2)	(27%)
Adjusted Gross Debt[2]	$89.0	$80.7	8.3	10%	$237.1	(148.0)	(62%)
Net (Cash)/Debt	$(31.8)	$(63.7)	31.9	50%	$71.1	(102.9)	(145%)
Total Working Capital	$528.6	$499.1	29.5	6%	$510.1	18.6	4%
(1)	Total cash is comprised of restricted cash, cash and cash equivalents
(2)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 for each of the periods presented

The Company’s cash and cash equivalents was $120.8 million as of September 30, 2024, down $23.7 million from $144.5 million as of  June 30, 2024.

During the third quarter, the Company generated $11.1 million in cash flow from operations, used $20.4 million in cash flow from investing activities and used $16.4 million in cash flows from financing activities, mainly due to loan repayments of $6.6 million, payments for lease liabilities of $5.8 million and dividend payments of $2.4 million

Total working capital was $528.6 million on September 30, 2024, up from $499.1 million on June 30, 2024. The $29.5 million increase in working capital balance during the quarter was mainly due to a $12.3 million increase in trade and other receivables, $10.3 million increase in inventories and $6.9 million decrease in trade and other payables .

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We posted a strong adjusted EBITDA of $60 million in the third quarter and are reiterating our annual adjusted EBITDA guidance of $150 million to $170 million. Our working capital increased during the quarter as we are preparing for earlier idling of certain operations in the fourth quarter to manage inventory and preserve cash.”

Capital Returns

During the third quarter, Ferroglobe repurchased approximately 117,000 shares at an average price of $4.22 per share and paid a quarterly cash dividend of $0.013 per share on September 27, 2024. Our next cash dividend of $0.013 per share will be paid on December 27, 2024, to shareholders of record as of December 20, 2024.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on November 7, 2024. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should dial 800-715-9871 (US toll-free) or 646-307-1963 (international) approximately 15 minutes prior to start time.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/ej52hvj2

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital,adjusted net profit, adjusted profit per share, adjusted gross debt and net cash(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Sales	$433,533	$451,048	$416,810	$1,276,434	$1,274,083
Raw materials and energy consumption for production	(256,224)	(264,285)	(195,600)	(777,528)	(679,714)
Energy consumption for production (PPA impact)	1,162	2,270	—	1,162	—
Other operating income	27,202	27,448	23,546	65,485	66,049
Staff costs	(71,885)	(67,220)	(83,582)	(209,624)	(226,097)
Other operating expense	(74,475)	(86,071)	(65,708)	(212,893)	(197,020)
Depreciation and amortization charges	(18,899)	(18,875)	(19,000)	(56,443)	(53,442)
Impairment (loss)	—	—	(1,035)	—	(1,676)
Other gain (loss)	189	238	(12)	1,125	533
Operating profit	40,603	44,553	75,419	87,718	182,716
Net finance income (expense)	(2,154)	(5,315)	(9,165)	(15,138)	(21,041)
Exchange differences	(6,576)	3,591	1,258	(1,602)	(2,654)
Profit (loss) profit before tax	31,873	42,829	67,512	70,978	159,021
Income tax (expense)	(13,301)	(8,481)	(23,399)	(20,627)	(53,380)
Total profit for the period	18,572	34,348	44,113	50,351	105,641

Profit attributable to the parent	$18,814	$34,880	$40,884	$51,671	$93,779
(Profit) loss profit attributable to non-controlling interest	242	532	(3,229)	1,320	(11,862)

EBITDA	$52,926	$67,019	$95,677	$142,559	$233,504
Adjusted EBITDA	$60,410	$57,739	$104,496	$143,953	$254,937

Weighted average shares outstanding
Basic	188,325	189,298	187,872	188,168	187,872
Diluted	190,393	191,006	190,531	190,176	190,242

Profit per ordinary share
Basic	$0.10	$0.18	$0.22	$0.27	$0.50
Diluted	$0.10	$0.18	$0.21	$0.27	$0.49

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of September 30,	As of June 30,	As of December 31,
	2024	2024	2023
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Intangible assets	131,183	192,127	138,345
Property, plant and equipment	523,091	502,610	501,396
Other financial assets	16,492	15,744	19,792
Deferred tax assets	8,256	9,501	8,760
Receivables from related parties	1,679	1,606	1,658
Other non-current assets	24,288	22,003	22,156
Total non-current assets	734,691	773,293	721,809
Current assets
Inventories	407,782	397,436	383,841
Trade and other receivables	309,276	296,980	310,243
Receivables from related parties	2,808	2,685	2,772
Current income tax assets	7,890	8,901	15,977
Other financial assets	3,209	275	2
Other current assets	52,468	46,528	186,477
Restricted cash and cash equivalents	306	301	1,179
Cash and cash equivalents	120,504	144,186	136,470
Total current assets	904,243	897,292	1,036,961
Total assets	$1,638,934	$1,670,585	$1,758,770

EQUITY AND LIABILITIES
Equity	$915,707	$876,006	$869,886
Non-current liabilities
Deferred income	34,619	59,267	26,980
Provisions	25,964	23,434	19,970
Provision for pensions	31,213	29,760	29,805
Bank borrowings	14,207	14,397	14,913
Lease liabilities	57,864	54,463	20,304
Debt instruments	—	—	149,015
Other financial liabilities	27,280	28,116	65,231
Other obligations	6,116	5,444	35,883
Other non-current liabilities	243	194	199
Deferred tax liabilities	31,197	30,265	32,582
Total non-current liabilities	228,703	245,340	394,882
Current liabilities
Provisions	88,986	137,094	122,757
Provision for pensions	166	163	169
Bank borrowings	61,474	57,573	31,635
Lease liabilities	12,182	11,229	8,083
Debt instruments	—	—	5,765
Other financial liabilities	45,942	49,338	16,052
Payables to related parties	2,759	4,537	2,429
Trade and other payables	188,443	195,275	183,375
Current income tax liabilities	7,795	5,632	8,351
Other obligations	12,975	11,608	14,183
Other current liabilities	73,802	76,790	101,203
Total current liabilities	494,524	549,239	494,002
Total equity and liabilities	$1,638,934	$1,670,585	$1,758,770

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Cash flows from operating activities:
Profit for the period	$18,572	$34,348	$44,113	$50,351	$105,641
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	13,301	8,481	23,399	20,627	53,380
Depreciation and amortization charges	18,899	18,875	19,000	56,443	53,442
Net finance expense	2,154	5,315	9,165	15,138	21,041
Exchange differences	6,576	(3,591)	(1,258)	1,602	2,654
Impairment loss	—	—	1,035	—	1,676
Net loss (gain) due to changes in the value of asset	(193)	—	4	(301)	(365)
Loss (gain) on disposal of non-current assets	4	—	—	(42)	(183)
Share-based compensation	1,496	913	2,773	3,337	6,719
Other loss (gain)	—	(238)	8	(782)	14
Changes in operating assets and liabilities
Decrease (increase) in inventories	(5,414)	(36,696)	(12,482)	(23,099)	103,925
Decrease (increase) in trade receivables	(1,638)	5,982	(16,183)	4,664	131,857
(Decrease) increase in trade payables	(13,678)	17,387	(22,361)	1,784	(77,056)
Other changes in operating assets and liabilities	(22,118)	(40,014)	(46,796)	92,465	(152,510)
Income taxes (paid)	(6,847)	(8,756)	(9,144)	(11,023)	(100,607)
Net cash provided by (used in ) operating activities:	11,114	2,006	(8,727)	211,164	149,628
Cash flows from investing activities:
Interest and finance income received	766	600	739	2,107	2,376
Payments due to investments:
Intangible assets	(850)	(735)	(516)	(2,169)	(1,456)
Property, plant and equipment	(20,302)	(21,132)	(18,853)	(59,075)	(59,475)
Other financial assets	—	(3,000)	—	(3,000)	—
Net cash used in by investing activities	(20,386)	(24,267)	(18,630)	(62,137)	(58,555)
Cash flows from financing activities:
Dividends paid	(2,441)	(2,443)	—	(7,322)	—
Repayment of debt instruments	—	—	(150,000)	(147,624)	(178,025)
Increase/(decrease) in bank borrowings:
Borrowings	145,804	145,962	131,063	386,377	393,035
Payments	(144,292)	(130,772)	(129,714)	(358,076)	(398,454)
Payments for lease liabilities	(5,834)	(2,883)	(2,956)	(11,690)	(8,054)
Other (payments) receipts from financing activities	(2,176)	(289)	—	(2,657)	(17,377)
Payments to acquire or redeem own shares	(492)	—	—	(492)	—
Interest paid	(6,955)	(2,574)	(19,371)	(24,163)	(39,284)
Net cash (used in) provided by financing activities	(16,386)	7,001	(170,978)	(165,647)	(248,159)
Total net (decrease) in cash and cash equivalents	(25,658)	(15,260)	(198,335)	(16,620)	(157,086)
Beginning balance of cash and cash equivalents	144,487	159,768	363,181	137,649	322,943
Exchange differences on cash and cash equivalents in foreign currencies	1,981	(21)	1,127	(219)	116
Ending balance of cash and cash equivalents	$120,810	$144,487	$165,973	$120,810	$165,973
Restricted cash and cash equivalents	306	301	4,525	306	4,525
Cash and cash equivalents	120,504	144,186	161,448	120,504	161,448
Ending balance of cash and cash equivalents	$120,810	$144,487	$165,973	$120,810	$165,973

Adjusted EBITDA ($,000):

	Q3´24	Q2´24	Q3´23	YTD´24	YTD´23
Profit attributable to the parent	$18,814	$34,880	$40,884	$51,671	$93,779
Profit (loss) attributable to non-controlling interest	(242)	(532)	3,229	(1,320)	11,862
Income tax expense	13,301	8,481	23,399	20,627	53,380
Net finance expense	2,154	5,315	9,165	15,138	21,041
Depreciation and amortization charges	18,899	18,875	19,000	56,443	53,442
EBITDA	52,926	67,019	95,677	142,559	233,504
Exchange differences	6,576	(3,591)	(1,258)	1,602	2,654
Impairment	—	—	1,035	—	1,676
Restructuring and termination costs	—	(4,540)	5,535	(4,540)	5,535
New strategy implementation	1,413	1,012	—	3,786	1,973
Subactivity	657	109	3,507	1,708	9,595
PPA Energy	(1,162)	(2,270)	—	(1,162)	—
Adjusted EBITDA	$60,410	$57,739	$104,496	$143,953	$254,937

Adjusted profit attributable to Ferroglobe ($,000):

	Q3´24	Q2´24	Q3´23	YTD´24	YTD´23
Profit attributable to the parent	$18,814	$34,880	$40,884	$51,671	$93,779
Tax rate adjustment	3,271	(4,997)	5,441	(1,710)	11,080
Impairment	—	—	760	—	1,230
Restructuring and termination costs	—	(3,111)	4,063	(3,111)	4,063
New strategy implementation	968	694	—	2,595	1,448
Subactivity	450	75	2,574	1,170	7,043
PPA Energy	(796)	(1,556)	—	(796)	—
Adjusted profit attributable to the parent	$22,707	$25,984	$53,722	$49,819	$118,642

Adjusted diluted profit per share:

	Q3´24	Q2´24	Q3´23	YTD´24	YTD´23
Diluted profit per ordinary share	$0.10	$0.18	$0.21	$0.27	$0.49
Tax rate adjustment	0.02	(0.03)	0.03	(0.01)	0.06
Impairment	—	—	0.00	—	0.01
Restructuring and termination costs	—	(0.02)	0.02	(0.02)	0.02
New strategy implementation	0.01	0.00	—	0.01	0.01
Subactivity	0.00	0.00	0.01	0.01	0.04
PPA Energy	(0.00)	(0.01)	—	(0.00)	—
Adjusted diluted profit per ordinary share	$0.11	$0.13	$0.27	$0.25	$0.63

NASDAQ: GSM Third Quarter 2024 Results November 7, 2024 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of energy and other raw materials; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage operational risks including industrial accidents and natural disasters; (x) ability to manage a global footprint; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 6, 2024 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM Q3 2024 Business Review

NASDAQ: GSM • Posted improved Q3 Adj. EBITDA despite market headwinds • Sales prices improved in Q3 due to higher Q2 index prices • Maintaining adj. EBITDA guidance of $150-$170 million • Duties on FeSi imports from Russia, Kazakhstan, Malaysia & Brazil expected to boost US volumes and prices in 2025 • Agile production model and flexible footprint provide resilience to manage the short-term demand environment • US SiMe expansion to capitalize on long-term trends SOLID THIRD QUARTER DESPITE HEADWINDS 4 • Share buyback program initiated with discretionary purchases in Q3 • Established 10b5-1 program during Q3 • Continued our 1.3 cents per share dividend in Q3 • Index prices softened during Q3 for most of our product segments • Demand remains broadly muted; US FeSi market expected to strengthen in 2025 • Expect end markets to improve in H2 2025 Operations and Strategy Financial Performance Enhanced Capital Return Policy Current Market Environment

NASDAQ: GSM Increase from 2Q Increase from 2Q Increase from 2Q Decrease from 2Q Free cash flow of $(10)M Operating cash flow of $200m Operating cash flow of $11M Adjusted EBITDA of $60M Sales of $434M IMPROVED PRICING RESULTED IN A SOLID QUARTER 5

NASDAQ: GSM Total (9)% SILICON METAL Europe (6)% Other (17)% N. America (9)% 6 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Silicon Metal Shipment Trends Q/Q by Region Outlook: Soft demand continues, EU impacted by imports from China, US market impacted by sluggish demand and increased imports; Chemicals markets stable, auto and construction remains challenging; Anticipate improvement in H2 2025

NASDAQ: GSM Total (3)% SILICON BASED ALLOYS Europe (1)% Other (10)% N. America (1)% 7 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Silicon Alloys Shipment Trends Q/Q by Region Outlook: US market improvement expected due to FeSi trade cases; EU steel production muted; EU FeSi standard prices at near 4-year lows due to demand and imports

NASDAQ: GSM Total (21)% Europe (24)% Other 9% N. America 11% MANGANESE BASED ALLOYS Outlook: Despite soft demand, expect spreads to remain positive; Underlying steel demand is soft 8 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Manganese Alloys Shipment Trends Q/Q by Region

NASDAQ: GSM Q3 2024 Financial Review

NASDAQ: GSM IMPROVED ADJ. EBITDA AND MARGINS 10 (in USD million, except EPS) Q3 2024 Q2 2024 Q/Q Sales $433.5 $451.0 Raw materials & energy for prod. $(256.2) $(264.3) Adj. diluted EPS $0.11 $0.13 Adj. EBITDA $60.4 $57.7 Raw materials / sales % 59% 59% Adj. EBITDA margin % 14% 13% Sales decreased slightly due to lower volumes, partially offset by improved pricing in silicon metal and manganese alloys Adj. diluted EPS was $0.11, down from $0.13 Adj. EBITDA margin improved from 13% to 14% due to stronger pricing Raw materials and energy consumption remained stable as a percentage of sales

NASDAQ: GSM • Average selling prices across core products increased 8.4%: Silicon metal 4.8%, silicon-based alloys -0.2% and Mn-based alloys 15.5% • Total volume decreased 12.8%: Silicon metal -9.5%, silicon-based alloys -3.1% and Mn-based alloys -20.8% • Costs increased slightly due to maintenance and lower production, partially offset by lower energy costs in France • Head offices & non-core business impact was driven mainly by lower mining production ADJUSTED EBITDA BRIDGE Q3-24 VS. Q2-24 ($m) 11 (¹) (¹) (¹) (¹) Includes Silica Fume and by-products (not shown in product bridges)

NASDAQ: GSM CASH FLOW SUMMARY 12 (in USD millions) Q3 2024 Q2 2024 Q/Q EBITDA $52.9 $67.0 Non-cash items & Other $(15.6) $(11.7) Energy compensation $11.0 $0.0 Changes in NWC $(20.7) $(13.3) Cash tax payments $(6.8) $(8.8) Capital Expenditures $(21.2) $(21.9) Free cash flow 1 $(10.0) $(19.9) Working capital increased due to inventory build-up ahead of French operations idling in fourth quarter and reduction in accounts payables Free cash flow improved by $10 million from $(19.9) million CAPEX decreased by $1 million to $21 million (¹) Free cash flow defined as cash from operations less capital expenditures

NASDAQ: GSM • Net cash balance remained positive of $32 million, reduction from prior quarter • Cash balance of $121 million as of Sept 30, 2024 $237 $239 $81 $81 $89 $(71) $(101) $79 $64 $32 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 Adj. Gross Debt Net Cash Adjusted Gross and Net Cash ($m) NET CASH AND DEBT EVOLUTION 13 Continued with minimal leverage 0.4x Adj. Gross Debt to LTM Adj. EBITDA

NASDAQ: GSM Q3 2024 Corporate Update

NASDAQ: GSM 15 KEY TAKEAWAYS Enhanced capital allocation policy • Paid quarterly cash dividend of 1.3 cents per share in September; next dividend on December 27 • Executed discretionary share repurchases in Q3 and established a 10b5-1 program Strong third quarter performance • Improved manganese alloy and silicon metal pricing versus second quarter • Adjusted EBITDA grew 5% and margins expanded by 100bps over the prior quarter Focus on operational efficiency and costs • Managing production to current demand • Implemented S&OP process to adapt more swiftly to market changes and gradually optimize our net working capital U.S. Commerce Department announced duties on Russian, Brazilian, Kazakhstan and Malaysian FeSi imports • Favorable trade decisions against Russia, Brazil, Kazakhstan and Malaysia • Projected to positively impact the US FeSi market in 2025 • Actively pursuing additional trade actions to level the playfield in Europe and the U.S. REITERATING ADJUSTED EBITDA GUIDANCE OF $150M TO $170M

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 18 Adjusted EBITDA Quarterly Sales $ millions Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2023 Q3 2024 Silicon Metal 184 161 195 198 168 169 204 194 Silicon Alloys 127 137 133 115 107 113 105 102 Mn Alloys 97 62 78 59 60 66 98 90 Other Business 40 41 50 45 32 44 44 49 Total Revenue 448 401 456 417 367 392 451 434 130 45 106 104 60 26 58 60 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com